SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            DATED September 29, 2003

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                        Commission File Number: 001-14666

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                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X         Form 40-F ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes ___       No X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes ___       No X

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___       No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                                      INDEX


Press Release of Ispat International N.V., dated September 29, 2003, announcing senior management changes.

                                  [ISPAT LOGO]

For Immediate Release

                       ISPAT INTERNATIONAL N.V. ANNOUNCES
                            SENIOR MANAGEMENT CHANGES

29 September 2003 - Ispat International N.V., (NYSE: IST US; AEX: IST NA), a member of The LNM Group, today announced two changes to its senior management team.

Dr. Peter Southwick, currently President and CEO of Ispat Inland Inc., a subsidiary of Ispat International N.V., is moving to a corporate role within the Group as Director, Quality Assurance and Application Development. Dr. Southwick's appointment to this role demonstrates the Group's commitment to meeting the expectations of customers with its value added product range and gearing operating units to meet the increasingly higher levels of quality standards required. Dr. Southwick originally joined the former Inland Steel in 1980 after earning bachelor's and doctor's degrees in metallurgy from the University of Cambridge, England, in 1975 and 1978. Prior to occupying the post of President and CEO of Ispat Inland, he held various positions including Head of Quality and Vice President, Operations - Flat Products. He has published numerous technical papers and has this year been serving as Vice Chairman, AISI. He is a member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials.

Dr. Louis Schorsch replaces Dr. Southwick as President and CEO of Ispat Inland, effective 1 October 2003. Dr. Schorsch joined the LNM Group earlier this year and has worked on specific assignments in the commercial and organisational areas. Prior to joining the Group, Dr. Schorsch was President and CEO of GSX, an e-commerce platform focused on international steel trade, and a partner at McKinsey & Company, where he was co-leader of its Global Metals and Mining Practice. In the latter capacity, he worked with steel producers globally on strategic, operational and organisational issues. Earlier in his career, Dr. Schorsch was a senior economist with the AISI and commenced his career in the steel industry as a millwright with US Steel. Dr. Schorsch is the author of numerous articles on the steel industry and a regular speaker at industry conferences. He holds a PhD in economics from the American University in Washington DC.

For further information, please call:

Paul Weigh
Corporate Communications
Ispat International N.V.
Tel: +44 20 7543 1172

Notes to Editors

Ispat International N.V. is among the top 10 steel companies in the world with integrated steel making facilities in six countries and annual shipments in 2002 in excess of 15 million tons. The company is a member of The LNM Group, the world's second largest and most global steel group, and holds a dual listing on the New York and Amsterdam Stock Exchanges. Currently, Ispat International has major integrated steelmaking operations in the U.S., Canada, Mexico, Trinidad, France and Germany.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   September 29, 2003
                                        ISPAT INTERNATIONAL N.V.


                                        By /s/   Bhikam C. Agarwal
                                           ----------------------------
                                                 Bhikam C. Agarwal
                                                 Chief Financial Officer